UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-11176

For the month of                      May                               , 2008.
--------------------------------------------------------------------------------

                                Group Simec, Inc.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F |X|           Form 40-F |_|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

      Yes |_|                 No |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

      Yes |_|                 No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_|                 No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________________.)

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 GRUPO SIMEC, S.A.B. de C.V.
                                              ----------------------------------
                                                          (Registrant)

Date: May 5, 2008.                            By: /s/ Luis Garcia Limon
                                                  ------------------------------
                                                  Name: Luis Garcia Limon
                                                  Title: Chief Executive Officer

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                 QUARTER: 4 YEAR:2007
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                         AT DECEMBER 31 OF 2007 AND 2006
                          (thousands of Mexican pesos)

AUDITED
----------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                              CURRENT YEAR           PREVIOUS YEAR
   S
----------------------------------------------------------------------------------------------------------------
                                                                     AMOUNT          %      AMOUNT           %
----------------------------------------------------------------------------------------------------------------
    s01 TOTAL ASSETS                                              22,841,257       100    18,042,780       100
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
     s02 CURRENT ASSETS                                            14,453,755        63     9,871,045        55
----------------------------------------------------------------------------------------------------------------
     s03 CASH AND SHORT-TERM INVESTMENTS                            6,396,155        28     2,204,018        12
----------------------------------------------------------------------------------------------------------------
     s04 ACCOUNTS AND NOTES RECEIVABLE (NET)                        2,481,189        11     2,243,394        12
----------------------------------------------------------------------------------------------------------------
     s05 OTHER ACCOUNTS AND NOTES RECEIVABLE                          574,002         3       262,838         1
----------------------------------------------------------------------------------------------------------------
     s06 INVENTORIES                                                4,930,404        22     5,052,434        28
----------------------------------------------------------------------------------------------------------------
     s07 OTHER CURRENT ASSETS                                          72,005         0       108,361         1
----------------------------------------------------------------------------------------------------------------
     s08 LONG-TERM                                                          0         0             0         0
----------------------------------------------------------------------------------------------------------------
     s09 ACCOUNTS AND NOTES RECEIVABLE (NET)                                0         0             0         0
----------------------------------------------------------------------------------------------------------------
     s10 INVESTMENT IN SHARES OF NON-CONSOLIDATED
           SUBSIDIARIES AND ASSOCIATES                                      0         0             0         0
----------------------------------------------------------------------------------------------------------------
     s11 OTHER INVESTMENTS                                                  0         0             0         0
----------------------------------------------------------------------------------------------------------------
     s12 PROPERTY, PLANT AND EQUIPMENT (NET)                        7,900,638        35     7,599,837        42
----------------------------------------------------------------------------------------------------------------
     s13 LAND AND BULIDINGS                                         2,619,597        11     2,578,198        14
----------------------------------------------------------------------------------------------------------------
     s14 MACHINERY AND INDUSTRIAL EQUIPMENT                         8,992,073        39     8,077,100        45
----------------------------------------------------------------------------------------------------------------
     s15 OTHER EQUIPMENT                                              109,237         0       116,053         1
----------------------------------------------------------------------------------------------------------------
     s16 ACCUMULATED DEPRECIATION                                   4,016,312        18     3,299,068        18
----------------------------------------------------------------------------------------------------------------
     s17 CONSTRUCTION IN PROGRESS                                     196,043         1       127,554         1
----------------------------------------------------------------------------------------------------------------
     s18 OTHER INTANGIBLE ASSETS AND  DEFERRED ASSETS (NET)           384,346         2       476,810         3
----------------------------------------------------------------------------------------------------------------
     s19 OTHER ASSETS                                                 102,518         0        95,088         1
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
     s20 TOTAL LIABILITIES                                          5,589,223       100     5,082,447       100
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
     s21 CURRENT LIABILITIES                                        2,860,124        51     2,907,498        57
----------------------------------------------------------------------------------------------------------------
     s22 SUPPLIERS                                                  2,104,235        38     1,848,857        36
----------------------------------------------------------------------------------------------------------------
     s23 BANK LOANS                                                         0         0             0         0
----------------------------------------------------------------------------------------------------------------
     s24 STOCK MARKET LOANS                                             3,282         0         3,406         0
----------------------------------------------------------------------------------------------------------------
    s103 OTHER LOANS WITH COST                                              0         0             0         0
----------------------------------------------------------------------------------------------------------------
     s25 TAXES PAYABLE                                                 72,551         1       197,922         4
----------------------------------------------------------------------------------------------------------------
     s26 OTHER CURRENT LIABILITIES WITHOUT COST                       680,056        12       857,313        17
----------------------------------------------------------------------------------------------------------------
     s27 LONG-TERM LIABILITIES                                              0         0             0         0
----------------------------------------------------------------------------------------------------------------
     s28 BANK LOANS                                                         0         0             0         0
----------------------------------------------------------------------------------------------------------------
     s29 STOCK MARKET LOANS                                                 0         0             0         0
----------------------------------------------------------------------------------------------------------------
     s30 OTHER LOANS WITH COST                                              0         0             0         0
----------------------------------------------------------------------------------------------------------------
     s31 DEFERRED LIABILITIES                                               0         0             0         0
----------------------------------------------------------------------------------------------------------------
     s32 OTHER NON-CURRENT LIABILITIES WITHOUT COST                 2,729,099        49     2,174,949        43
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
     s33 CONSOLIDATED STOCKHOLDERS' EQUITY                         17,252,034       100    12,960,333       100
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
     s34 MINORITY INTEREST                                          2,390,179        14     2,252,461        17
----------------------------------------------------------------------------------------------------------------
     s35 MAJORITY INTEREST                                         14,861,855        86    10,707,872        83
----------------------------------------------------------------------------------------------------------------
     s36 CONTRIBUTED CAPITAL                                        7,181,744        42     4,761,018        37
----------------------------------------------------------------------------------------------------------------
     S79 CAPITAL STOCK                                              4,030,427        23     3,763,412        29
----------------------------------------------------------------------------------------------------------------
     s39 PREMIUM ON ISSUANCE OF SHARES                              3,151,317        18       997,606         8
----------------------------------------------------------------------------------------------------------------
     s40 CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                         0         0             0         0
----------------------------------------------------------------------------------------------------------------
     s41 EARNED CAPITAL                                             7,680,111        45     5,946,854        46
----------------------------------------------------------------------------------------------------------------
     s42 RETAINED EARNINGS AND CAPITAL RESERVES                     8,550,179        50     7,021,122        54
----------------------------------------------------------------------------------------------------------------
     s44 OTHER ACCUMULATED COMPREHENSIVE RESULT                     (870,068)       (5)   (1,074,268)       (8)
----------------------------------------------------------------------------------------------------------------
     s80 SHARES REPURCHASED                                                 0         0             0         0
----------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                 QUARTER: 4 YEAR:2007
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

AUDITED
----------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                              CURRENT YEAR           PREVIOUS YEAR
   S
----------------------------------------------------------------------------------------------------------------
                                                                     AMOUNT          %      AMOUNT           %
----------------------------------------------------------------------------------------------------------------
     s03 CASH AND SHORT-TERM INVESTMENTS                          6,396,155        100    2,204,018        100
---------------------------------------------------------------------------------------------------------------
     s46 CASH                                                       301,766          5      395,213         18
---------------------------------------------------------------------------------------------------------------
     s47 SHORT-TERM INVESTMENTS                                   6,094,389         95    1,808,805         82
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
     s07 OTHER CURRENT ASSETS                                        72,005        100      108,361        100
---------------------------------------------------------------------------------------------------------------
     s81 DERIVATIVE FINANCIAL INSTRUMENTS                                 0          0            0          0
---------------------------------------------------------------------------------------------------------------
     s82 DISCONTINUED OPERATIONS                                          0          0            0          0
---------------------------------------------------------------------------------------------------------------
     s83 OTHER                                                       72,005        100      108,361        100
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
     s18 OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)          384,346        100      476,810        100
---------------------------------------------------------------------------------------------------------------
     s48 DEFERRED EXPENSES                                          332,737         87      427,916         90
---------------------------------------------------------------------------------------------------------------
     s49 GOODWILL                                                    36,258          9            0          0
---------------------------------------------------------------------------------------------------------------
     s51 OTHER                                                       15,351          4       48,894         10
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
     s19 OTHER ASSETS                                               102,518        100       95,088        100
---------------------------------------------------------------------------------------------------------------
     s84 INTANGIBLE ASSET FROM LABOR OBLIGATIONS                      5,059          5        5,921          6
---------------------------------------------------------------------------------------------------------------
     s85 DERIVATIVE FINANCIAL INSTRUMENTS                                 0          0            0          0
---------------------------------------------------------------------------------------------------------------
     s50 DEFERRED TAXES                                                   0          0            0          0
---------------------------------------------------------------------------------------------------------------
     s86 DISCONTINUED OPERATIONS                                          0          0            0          0
---------------------------------------------------------------------------------------------------------------
     s87 OTHER                                                       97,459         95       89,167         94
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
     s21 CURRENT LIABILITIES                                      2,860,124        100    2,907,498        100
---------------------------------------------------------------------------------------------------------------
     s52 FOREIGN CURRENCY LIABILITIES                             2,348,357         82    2,223,849         76
---------------------------------------------------------------------------------------------------------------
     s53 MEXICAN PESOS LIABILITIES                                  511,767         18      683,649         24
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
     s26 OTHER CURRENT LIABILITIES WITHOUT COST                     680,056        100      857,313        100
---------------------------------------------------------------------------------------------------------------
     s88 DERIVATIVE FINANCIAL INSTRUMENTS                                 0          0        6,329          1
---------------------------------------------------------------------------------------------------------------
     s89 INTEREST LIABILITIES                                         3,952          1        6,849          1
---------------------------------------------------------------------------------------------------------------
     s68 PROVISIONS                                                       0          0            0          0
---------------------------------------------------------------------------------------------------------------
     s90 DISCONTINUED OPERATIONS                                          0          0            0          0
---------------------------------------------------------------------------------------------------------------
     s58 OTHER CURRENT LIABILITIES                                  676,104         99      844,135         98
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
     s27 LONG-TERM LIABILITIES                                            0          0            0          0
---------------------------------------------------------------------------------------------------------------
     s59 FOREIGN CURRENCY LIABILITIES                                     0          0            0          0
---------------------------------------------------------------------------------------------------------------
     s60 MEXICAN PESOS LIABILITIES                                        0          0            0          0
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
     s31 DEFERRED LIABILITIES                                             0          0            0          0
---------------------------------------------------------------------------------------------------------------
     s65 NEGATIVE GOODWILL                                                0          0            0          0
---------------------------------------------------------------------------------------------------------------
     s67 OTHER                                                            0          0            0          0
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
     s32 OTHER NON CURRENT LIABILITIES WITHOUT COST               2,729,099        100    2,174,949        100
---------------------------------------------------------------------------------------------------------------
     s66 DEFERRED TAXES                                           2,672,480         98    2,081,717         96
---------------------------------------------------------------------------------------------------------------
     s91 OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE            18,422          1       23,107          1
---------------------------------------------------------------------------------------------------------------
     s92 DISCONTINUED OPERATIONS                                          0          0            0          0
---------------------------------------------------------------------------------------------------------------
     s69 OTHER LIABILITIES                                           38,197          1       70,125          3
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
     s79 CAPITAL STOCK                                            4,030,427        100    3,763,412        100
---------------------------------------------------------------------------------------------------------------
     s37 CAPITAL STOCK (NOMINAL)                                  2,307,961         57    2,048,257         54
---------------------------------------------------------------------------------------------------------------
     s69 RESTATEMENT OF CAPITAL STOCK                             1,722,466         43    1,715,155         46
---------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                 QUARTER: 4 YEAR:2007
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

AUDITED
----------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                              CURRENT YEAR           PREVIOUS YEAR
   S
----------------------------------------------------------------------------------------------------------------
                                                                     AMOUNT          %      AMOUNT           %
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
     s42 RETAINED EARNINGS AND CAPITAL RESERVES                   8,550,179        100    7,021,122        100
----------------------------------------------------------------------------------------------------------------
     s93 LEGAL RESERVE                                                    0          0            0          0
----------------------------------------------------------------------------------------------------------------
     s43 RESERVE FOR REPURCHASE OF SHARES                           200,612          2      200,612          3
----------------------------------------------------------------------------------------------------------------
     s94 OTHER RESERVES                                                   0          0            0          0
----------------------------------------------------------------------------------------------------------------
     s95 RETAINED EARNINGS                                        6,820,510         80    4,641,816         66
----------------------------------------------------------------------------------------------------------------
     s45 NET INCOME FOR THE YEAR                                  1,529,057         18    2,178,694         31
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
     s44 OTHER ACCUMULATED COMPREHENSIVE RESULT                   (870,068)        00)  (1,074,268)       (100)
----------------------------------------------------------------------------------------------------------------
     s70 ACCUMULATED MONETARY RESULT                                      0          0            0          0
----------------------------------------------------------------------------------------------------------------
     s71 RESULT FROM HOLDING NON-MONETARY ASSETS                    132,155         15     (73,659)         (7)
----------------------------------------------------------------------------------------------------------------
     s96 CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION
                                                                   (31,710)        (4)     (25,539)         (2)
----------------------------------------------------------------------------------------------------------------
     s97 CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS
                                                                          0          0      (4,557)          0
----------------------------------------------------------------------------------------------------------------
     s98 CUMULATIVE EFFECT OF DEFERRED INCOME TAXES               (970,513)        (112)    (970,513)       90
----------------------------------------------------------------------------------------------------------------
     s99 LABOR OBLIGATION ADJUSTMENT                                      0           0            0         0
----------------------------------------------------------------------------------------------------------------
    s100 OTHER                                                            0            0            0        0
----------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                 QUARTER: 4 YEAR:2007
GRUPO SIMEC, S.A.B. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

AUDITED
-------------------------------------------------------------------------------------------
  REF                  CONCEPTS                      CURRENT YEAR              PREVIOUS YEAR
   S
-------------------------------------------------------------------------------------------
                                                        AMOUNT                    AMOUNT
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
  S72    WORKING CAPITAL                              11,593,631                 6,963,547
-------------------------------------------------------------------------------------------
  S73    PENSIONS FUND AND SENIORITY PREMIUMS                  0                         0
-------------------------------------------------------------------------------------------
  S74    EXECUTIVES (*)                                       51                        54
-------------------------------------------------------------------------------------------
  S75    EMPLOYERS (*)                                     1,190                     1,137
-------------------------------------------------------------------------------------------
  S76    WORKERS (*)                                       3,196                     2,862
-------------------------------------------------------------------------------------------
  S77    COMMON SHARES (*)                           474,621,611               421,214,706
-------------------------------------------------------------------------------------------
  S78    REPURCHASED SHARES (*)                                0                         0
-------------------------------------------------------------------------------------------
  S101   RESTRICTED CASH                                       0                         0
-------------------------------------------------------------------------------------------
  S102   NET DEBT OF NON CONSOLIDATED COMPANIES                0                   238,555
-------------------------------------------------------------------------------------------

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                 QUARTER: 4 YEAR:2007
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                 FROM JANUARY 1 TO DECEMBER 31 OF 2007 AND 2006
                          (thousands of Mexican pesos)

AUDITED
----------------------------------------------------------------------------------------------------------------------
 REF                       CATEGORIES                                       CURRENT YEAR              PREVIOUS YEAR
  R
----------------------------------------------------------------------------------------------------------------------
                                                                          AMOUNT         %          AMOUNT         %
----------------------------------------------------------------------------------------------------------------------
  r01    NET SALES                                                       24,106,094     100       23,515,297      100
----------------------------------------------------------------------------------------------------------------------
  r02    COST OF SALES                                                   20,498,918      85       19,131,879       81
----------------------------------------------------------------------------------------------------------------------
  r03    GROSS PROFIT                                                     3,607,176      15        4,383,418       19
----------------------------------------------------------------------------------------------------------------------
  r04    OPERATING EXPENSES                                               1,423,159       6        1,351,682        6
----------------------------------------------------------------------------------------------------------------------
  r05    OPERATING INCOME                                                 2,184,017       9        3,031,736       13
----------------------------------------------------------------------------------------------------------------------
  r08    OTHER INCOME AND (EXPENSE), NET                                     21,329       0           39,205        0
----------------------------------------------------------------------------------------------------------------------
  r06    COMPREHENSIVE FINANCING RESULT                                      40,503       0          (63,444)        0
----------------------------------------------------------------------------------------------------------------------
  r12    EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND
         ASSOCIATES                                                               0       0                0        0
----------------------------------------------------------------------------------------------------------------------
  r48    NON ORDINARY ITEMS                                                       0       0                0        0
----------------------------------------------------------------------------------------------------------------------
  r09    INCOME BEFORE INCOME TAXES                                       2,245,849       9        3,007,497       13
----------------------------------------------------------------------------------------------------------------------
  r10    INCOME TAXES                                                       620,674       3          608,721        3
----------------------------------------------------------------------------------------------------------------------
  r11    INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS                     1,625,175       7        2,398,776       10
----------------------------------------------------------------------------------------------------------------------
  r14    DISCONTINUED OPERATIONS                                                  0       0                0        0
----------------------------------------------------------------------------------------------------------------------
  r18    NET CONSOLIDATED INCOME                                          1,625,175       7        2,398,776       10
----------------------------------------------------------------------------------------------------------------------
  r19    NET INCOME OF MINORITY INTEREST                                     96,118       0          220,082        1
----------------------------------------------------------------------------------------------------------------------
  r20    NET INCOME OF MAJORITY INTEREST                                  1,529,057       6        2,178,694        9
----------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                 QUARTER: 4 YEAR:2007
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

AUDITED
-----------------------------------------------------------------------------------------------------
 REF                       CONCEPTS                       CURRENT YEAR              PREVIOUS YEAR
  R
-----------------------------------------------------------------------------------------------------
                                                        AMOUNT         %          AMOUNT         %
-----------------------------------------------------------------------------------------------------
  r01    NET SALES                                     24,106,094       100     23,515,297       100
-----------------------------------------------------------------------------------------------------
  r21    DOMESTIC                                       7,075,267        29      7,575,777        32
-----------------------------------------------------------------------------------------------------
  r22    FOREIGN                                       17,030,827        71     15,939,520        68
-----------------------------------------------------------------------------------------------------
  r23    TRANSLATED INTO DOLLARS (***)                  1,564,695                1,411,601
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
  r08    OTHER INCOME AND (EXPENSE), NET                   21,329       100         39,205       100
-----------------------------------------------------------------------------------------------------
  r49    OTHER INCOME AND (EXPENSE), NET                   21,329       100         39,205       100
-----------------------------------------------------------------------------------------------------
  r34    EMPLOYEES' PROFIT SHARING EXPENSES                     0         0              0         0
-----------------------------------------------------------------------------------------------------
  r35    DEFERRED EMPLOYEES' PROFIT SHARING                     0         0              0         0
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
  r06    COMPREHENSIVE FINANCING RESULT                    40,503       100       (63,444)       100
-----------------------------------------------------------------------------------------------------
  r24    INTEREST EXPENSE                                  24,585      (61)         15,518       (24)
-----------------------------------------------------------------------------------------------------
  r42    GAIN (LOSS) ON RESTATEMENT OF UDI'S                    0         0              0         0
-----------------------------------------------------------------------------------------------------
  r45    OTHER FINANCE COSTS                                    0         0              0         0
-----------------------------------------------------------------------------------------------------
  r26    INTEREST INCOME                                  297,898       735         62,450        98
-----------------------------------------------------------------------------------------------------
  r46    OTHER FINANCIAL PRODUCTS                               0         0              0         0
-----------------------------------------------------------------------------------------------------
  r25    FOREIGN EXCHANGE GAIN (LOSS), NET               (37,879)      (94)       (37,424)       (59)
-----------------------------------------------------------------------------------------------------
  r28    RESULT FROM MONETARY POSITION                  (194,931)     (481)       (72,952)      (115)
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
  r10    INCOME TAXES                                     620,674       100        608,721       100
-----------------------------------------------------------------------------------------------------
  r32    INCOME TAX                                       111,522        18        627,612       103
-----------------------------------------------------------------------------------------------------
  r33    DEFERRED INCOME TAX                              509,152        82       (18,891)        (3)
-----------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                 QUARTER: 4 YEAR:2007
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

AUDITED
----------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                  CURRENT YEAR              PREVIOUS YEAR
   R
----------------------------------------------------------------------------------------------------
                                                                 AMOUNT                   AMOUNT
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
  r36    TOTAL SALES                                           24,593,431                24,178,722
----------------------------------------------------------------------------------------------------
  r37    TAX RESULT FOR THE YEAR                                        0                         0
----------------------------------------------------------------------------------------------------
  r38    NET SALES (**)                                        24,106,094                23,515,297
----------------------------------------------------------------------------------------------------
  r39    OPERATION INCOME (**)                                  2,184,017                 3,031,736
----------------------------------------------------------------------------------------------------
  r40    NET INCOME OF MAJORITY INTEREST (**)                   1,529,057                 2,178,694
----------------------------------------------------------------------------------------------------
  r41    NET CONSOLIDATED INCOME (**)                           1,625,175                 2,398,776
----------------------------------------------------------------------------------------------------
  r47    OPERATIVE DEPRECIATION AND AMORTIZATION                  549,256                   449,742
----------------------------------------------------------------------------------------------------

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                 QUARTER: 4 YEAR:2007
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                FROM SEPTEMBER 1 TO DECEMBER 31 OF 2007 AND 2006
                          (thousands of Mexican pesos)

AUDITED
----------------------------------------------------------------------------------------------------------------------
 REF                       CATEGORIES                                        CURRENT YEAR              PREVIOUS YEAR
  R
----------------------------------------------------------------------------------------------------------------------
                                                                           AMOUNT         %          AMOUNT         %
-----------------------------------------------------------------------------------------------------------------------
  rt01   NET SALES                                                        5,824,351      100       4,898,726       100
-----------------------------------------------------------------------------------------------------------------------
  rt02   COST OF SALES                                                    5,435,842       93       4,106,157        84
-----------------------------------------------------------------------------------------------------------------------
  rt03   GROSS PROFIT                                                       388,509        7         792,569        16
-----------------------------------------------------------------------------------------------------------------------
  rt04   OPERATING EXPENSES                                                 352,024        6         315,355         6
-----------------------------------------------------------------------------------------------------------------------
  rt05   OPERATING INCOME                                                    36,485        1         477,214        10
-----------------------------------------------------------------------------------------------------------------------
  rt08   OTHER INCOME AND (EXPENSE), NET                                   (24,331)        0          10,683         0
-----------------------------------------------------------------------------------------------------------------------
  rt06   COMPREHENSIVE FINANCING RESULT                                   (167,318)      (3)        (53,614)       (1)
-----------------------------------------------------------------------------------------------------------------------
  rt12   EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND
         ASSOCIATES                                                               0        0               0         0
-----------------------------------------------------------------------------------------------------------------------
  rt48   NON ORDINARY ITEMS                                                       0        0               0         0
-----------------------------------------------------------------------------------------------------------------------
  rt09   INCOME BEFORE INCOME TAXES                                       (155,164)      (3)         434,283         9
-----------------------------------------------------------------------------------------------------------------------
  rt10   INCOME TAXES                                                     (119,559)      (2)         247,449         5
-----------------------------------------------------------------------------------------------------------------------
  rt11   INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS                      (35,605)        0         186,834         4
-----------------------------------------------------------------------------------------------------------------------
  rt14   DISCONTINUED OPERATIONS                                                  0        0               0         0
-----------------------------------------------------------------------------------------------------------------------
  rt18   NET CONSOLIDATED INCOME                                           (35,605)        0         186,834         4
-----------------------------------------------------------------------------------------------------------------------
  rt19   NET INCOME OF MINORITY INTEREST                                  (140,009)      (2)        (46,065)       (1)
-----------------------------------------------------------------------------------------------------------------------
  rt20   NET INCOME OF MAJORITY INTEREST                                    104,404        2         232,899         5
-----------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                 QUARTER: 4 YEAR:2007
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

AUDITED
-------------------------------------------------------------------------------------------------------
 REF                       CONCEPTS                           CURRENT YEAR              PREVIOUS YEAR
  R
-------------------------------------------------------------------------------------------------------
                                                            AMOUNT         %          AMOUNT         %
--------------------------------------------------------------------------------------------------------
    rt01 NET SALES                                         5,824,351       100         4,898,726    100
--------------------------------------------------------------------------------------------------------
    rt21 DOMESTIC                                          1,559,961        27         2,085,359     43
--------------------------------------------------------------------------------------------------------
    rt22 FOREIGN                                           4,264,390        73         2,813,367     57
--------------------------------------------------------------------------------------------------------
    rt23 TRANSLATED INTO DOLLARS (***)                       420,709                     293,798
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
    rt08 OTHER INCOME AND (EXPENSE), NET                    (24,331)       100            10,683    100
--------------------------------------------------------------------------------------------------------
    rt49 OTHER INCOME AND (EXPENSE), NET                    (24,331)       100            10,683    100
--------------------------------------------------------------------------------------------------------
    rt34 EMPLOYEES' PROFIT SHARING EXPENSES                        0         0                 0      0
--------------------------------------------------------------------------------------------------------
    rt35 DEFERRED EMPLOYEES' PROFIT SHARING                        0         0                 0      0
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
    rt06 COMPREHENSIVE FINANCING RESULT                    (167,318)       100          (53,614)    100
--------------------------------------------------------------------------------------------------------
    rt24 INTEREST EXPENSE                                      5,120       (3)             6,144    (11)
--------------------------------------------------------------------------------------------------------
    rt42 GAIN (LOSS) ON RESTATEMENT OF UDI'S                       0         0                 0      0
--------------------------------------------------------------------------------------------------------
    rt45 OTHER FINANCE COSTS                                       0         0                 0      0
--------------------------------------------------------------------------------------------------------
    rt26 INTEREST INCOME                                      60,589        36            23,178     43
--------------------------------------------------------------------------------------------------------
    rt46 OTHER FINANCIAL PRODUCTS                                  0         0                 0      0
--------------------------------------------------------------------------------------------------------
    rt25 FOREIGN EXCHANGE GAIN (LOSS), NET                  (35,465)       (21)          (20,256)   (38)
--------------------------------------------------------------------------------------------------------
    rt28 RESULT FROM MONETARY POSITION                     (187,322)      (112)          (50,392)   (94)
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
    rt10 INCOME TAXES                                      (119,559)        100           247,449   100
--------------------------------------------------------------------------------------------------------
    rt32 INCOME TAX                                        (158,241)      (132)            98,360    40
--------------------------------------------------------------------------------------------------------
    rt33 DEFERRED INCOME TAX                                  38,682        32            149,089    60
--------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                                              MEXICAN STOCK EXCHANGE
                                                    SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                 QUARTER: 4 YEAR:2007
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

AUDITED
-----------------------------------------------------------------------------------------------------
 REF                           CONCEPTS                                 CURRENT YEAR    PREVIOUS YEAR
  RT
-----------------------------------------------------------------------------------------------------
                                                                           AMOUNT           AMOUNT
-----------------------------------------------------------------------------------------------------
 rt47    OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES         169,880           119,188
-----------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                 QUARTER: 4 YEAR:2007
GRUPO SIMEC, S.A.B. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                 FROM JANUARY 1 TO DECEMBER 31 OF 2007 AND 2006
                              (thousands of pesos)

AUDITED
--------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                   CURRENT YEAR             PREVIOUS YEAR
   C
--------------------------------------------------------------------------------------------------------------------
                                                                                 AMOUNT                    AMOUNT
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
  c01    CONSOLIDATED NET INCOME                                                1,625,175                 2,398,776
--------------------------------------------------------------------------------------------------------------------
  c02    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                  1,062,983                   436,312
--------------------------------------------------------------------------------------------------------------------
  c03    RESOURCES FROM NET INCOME FOR THE YEAR                                 2,688,158                 2,835,088
--------------------------------------------------------------------------------------------------------------------
  c04    RESOURCES PROVIDED OR USED IN OPERATION                                (304,274)                 (401,251)
--------------------------------------------------------------------------------------------------------------------
  c05    RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES                  2,383,884                 2,433,837
--------------------------------------------------------------------------------------------------------------------
  c06    RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING
         ACTIVITIES                                                             (128,292)                 (597,935)
--------------------------------------------------------------------------------------------------------------------
  c07    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
         ACTIVITIES                                                             2,420,726                   130,901
--------------------------------------------------------------------------------------------------------------------
  c08    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
         ACTIVITIES                                                             2,292,434                 (467,034)
--------------------------------------------------------------------------------------------------------------------
  c09    RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES                 (484,181)                    12,845
--------------------------------------------------------------------------------------------------------------------
  c10    NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS             4,192,137                 1,979,648
--------------------------------------------------------------------------------------------------------------------
  c11    CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD             2,204,018                   224,370
--------------------------------------------------------------------------------------------------------------------
  c12    CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD                   6,396,155                 2,204,018
--------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                 QUARTER: 4 YEAR:2007
GRUPO SIMEC, S.A.B. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)

AUDITED
--------------------------------------------------------------------------------------------------------------------
  REF                              CONCEPTS                                  CURRENT YEAR              PREVIOUS YEAR
   C
--------------------------------------------------------------------------------------------------------------------
                                                                                AMOUNT                    AMOUNT
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
  c02    + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                1,062,983                   436,312
--------------------------------------------------------------------------------------------------------------------
  c13    DEPRECIATION AND AMORTIZATION FOR THE YEAR                             549,256                   449,742
--------------------------------------------------------------------------------------------------------------------
  c41    + (-) OTHER ITEMS                                                      513,727                  (13,430)
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
  c04    RESOURCES PROVIDED OR USED IN OPERATION                              (304,274)                 (401,251)
--------------------------------------------------------------------------------------------------------------------
  c18    + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                     (237,795)                   205,508
--------------------------------------------------------------------------------------------------------------------
  c19    + (-) DECREASE (INCREASE) IN INVENTORIES                               123,835               (1,219,702)
--------------------------------------------------------------------------------------------------------------------
  c20    + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE               (274,808)                   234,752
--------------------------------------------------------------------------------------------------------------------
  c21    + (-) INCREASE (DECREASE) IN SUPPLIERS                                 255,378                   336,227
--------------------------------------------------------------------------------------------------------------------
  c22    + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                       (170,884)                    41,964
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
  c06    RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING
         ACTIVITIES                                                           (128,292)                 (597,935)
--------------------------------------------------------------------------------------------------------------------
  c23    + BANK FINANCING                                                             0                         0
--------------------------------------------------------------------------------------------------------------------
  c24    + STOCK MARKET FINANCING                                                 (124)                     (105)
--------------------------------------------------------------------------------------------------------------------
  c25    + DIVIDEND RECEIVED                                                          0                         0
--------------------------------------------------------------------------------------------------------------------
  c26    OTHER FINANCING                                                              0                         0
--------------------------------------------------------------------------------------------------------------------
  c27    BANK FINANCING AMORTIZATION                                                  0                 (438,536)
--------------------------------------------------------------------------------------------------------------------
  c28    (-) STOCK MARKET FINANCING AMORTIZATION                                      0                         0
--------------------------------------------------------------------------------------------------------------------
  c29    (-) OTHER FINANCING AMORTIZATION                                     (128,168)                 (159,294)
--------------------------------------------------------------------------------------------------------------------
  c42    + (-) OTHER ITEMS                                                            0                         0
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
  C07    RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING
         ACTIVITIES                                                           2,420,726                   130,901
--------------------------------------------------------------------------------------------------------------------
  c30    + (-) INCREASE (DECREASE) IN CAPITAL STOCK                             267,015                    38,655
--------------------------------------------------------------------------------------------------------------------
  c31    (-) DIVIDENDS PAID                                                           0                         0
--------------------------------------------------------------------------------------------------------------------
  c32    + PREMIUM ON ISSUANCE OF SHARES                                      2,153,711                    92,246
--------------------------------------------------------------------------------------------------------------------
  c33    + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                                  0                         0
--------------------------------------------------------------------------------------------------------------------
  c43    + (-) OTHER ITEMS                                                            0                         0
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
  c09    RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES               (484,181)                    12,845
--------------------------------------------------------------------------------------------------------------------
  c34    + (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS                           0                         0
--------------------------------------------------------------------------------------------------------------------
  c35    (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                     (485,668)                 (417,219)
--------------------------------------------------------------------------------------------------------------------
  c36    (-) INCREASE IN CONSTRUCTION PROGRESS                                        0                         0
--------------------------------------------------------------------------------------------------------------------
  c37    + SALE OF OTHER PERMANENT INVESTMENTS                                        0                         0
--------------------------------------------------------------------------------------------------------------------
  c38    + SALE OF TANGIBLE FIXED ASSETS                                              0                         0
--------------------------------------------------------------------------------------------------------------------
  c39    + (-) OTHER ITEMS                                                        1,487                   430,064
--------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                 QUARTER: 4 YEAR:2007
GRUPO SIMEC, S.A.B. DE C.V.

                                 DATE PER SHARE
                                  CONSOLIDATED

UDITED
---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
   D                                                                        FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
  d01    BASIC PROFIT PER ORDINARY SHARE (**)                                   $ 3.27                    $ 5.18
---------------------------------------------------------------------------------------------------------------------------
  d02    BASIC PROFIT PER PREFERRED SHARE (**)                                  $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
  d03    DILUTED PROFIT PER ORDINARY SHARE (**)                                 $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
  d04    EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON
         SHARE (**)                                                             $ 3.27                    $ 5.18
---------------------------------------------------------------------------------------------------------------------------
  d05    DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE
         (**)                                                                   $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
  d08    CARRYING VALUE PER SHARE                                               $31.31                    $25.42
---------------------------------------------------------------------------------------------------------------------------
  d09    CASH DIVIDEND ACCUMULATED PER SHARE                                    $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------------
  d10    DIVIDEND IN SHARES PER SHARE                                             0.00 shares               0.00 shares
---------------------------------------------------------------------------------------------------------------------------
  d11    MARKET PRICE TO CARRYING VALUE                                           1.24 times                2.13 times
---------------------------------------------------------------------------------------------------------------------------
  d12    MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE                         11.84 times               10.44 times
---------------------------------------------------------------------------------------------------------------------------
  d13    MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)                    0.00 times                0.00 times
---------------------------------------------------------------------------------------------------------------------------

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                                              MEXICAN STOCK EXCHANGE
                                                    SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                 QUARTER: 4 YEAR:2007
GRUPO SIMEC, S.A.B. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

AUDITED
---------------------------------------------------------------------------------------------------------------------------
  REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
   P                                                                        FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         YIELD
---------------------------------------------------------------------------------------------------------------------------
  p01    NET INCOME TO NET SALES                                                 6.74%                    10.20%
---------------------------------------------------------------------------------------------------------------------------
  p02    NET INCOME TO STOCKHOLDERS' EQUITY (**)                                10.29%                    20.35%
---------------------------------------------------------------------------------------------------------------------------
  p03    NET INCOME TO TOTAL ASSETS (**)                                         7.12%                    13.29%
---------------------------------------------------------------------------------------------------------------------------
  p04    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                              0.00%                     0.00%
---------------------------------------------------------------------------------------------------------------------------
  p05    INCOME DUE TO MONETARY POSITION TO NET INCOME                         (11.99)%                   (3.04)%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         ACTIVITY
---------------------------------------------------------------------------------------------------------------------------
  p06    NET SALES TO NET ASSETS (**)                                         1.06 times                1.30 times
---------------------------------------------------------------------------------------------------------------------------
  p07    NET SALES TO FIXED ASSETS (**)                                       3.05 times                3.09 times
---------------------------------------------------------------------------------------------------------------------------
  p08    INVENTORIES TURNOVER (**)                                            4.16 times                3.79 times
---------------------------------------------------------------------------------------------------------------------------
  p09    ACCOUNTS RECEIVABLE IN DAYS OF SALES                                   32 days                   30 days
---------------------------------------------------------------------------------------------------------------------------
  p10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                      749.09%                    6.41%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         LEVERAGE
---------------------------------------------------------------------------------------------------------------------------
  p11    TOTAL LIABILITIES TO TOTAL ASSETS                                      24.47%                    28.17%
---------------------------------------------------------------------------------------------------------------------------
  p12    TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                            0.32 times                0.39 times
---------------------------------------------------------------------------------------------------------------------------
  p13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                      42.02%                    43.76%
---------------------------------------------------------------------------------------------------------------------------
  p14    LONG-TERM LIABILITIES TO FIXED ASSETS                                   0.00%                     0.00%
---------------------------------------------------------------------------------------------------------------------------
  p15    OPERATING INCOME TO INTEREST PAID                                    88.84 times              195.37 times
---------------------------------------------------------------------------------------------------------------------------
  p16    NET SALES TO TOTAL LIABILITIES (**)                                  4.31 times                4.63 times
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         LIQUIDITY
---------------------------------------------------------------------------------------------------------------------------
  p17    CURRENT ASSETS TO CURRENT LIABILITIES                                5.05 times                3.40 times
---------------------------------------------------------------------------------------------------------------------------
  p18    CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES                 3.33 times                1.66 times
---------------------------------------------------------------------------------------------------------------------------
  p19    CURRENT ASSETS TO TOTAL LIABILITIES                                  2.59 times                1.94 times
---------------------------------------------------------------------------------------------------------------------------
  p20    AVAILABLE ASSETS TO CURRENT LIABILITIES                                223.63%                   75.80%
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
         CASH FLOW
---------------------------------------------------------------------------------------------------------------------------
  p21    RESOURCES FROM NET INCOME TO NET SALES                                 11.15%                    12.06%
---------------------------------------------------------------------------------------------------------------------------
  p22    RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES                 (1.26)%                   (1.71)%
---------------------------------------------------------------------------------------------------------------------------
  p23    RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID             96.96 times              156.84 times
---------------------------------------------------------------------------------------------------------------------------
  p24    EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR)
         FINANCING                                                              (5.60)%                   128.03%
---------------------------------------------------------------------------------------------------------------------------
  p25    INTERNAL FINANCING TO RESOURCES PROVIDED (USED FOR) FINANCING          105.60%                  (28.03)%
---------------------------------------------------------------------------------------------------------------------------
  p26    RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES                 100.31%                 (3,248.10)%
---------------------------------------------------------------------------------------------------------------------------

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                QUARTER: 4 YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

                                 DIRECTOR REPORT

AUDITED                                                             CONSOLIDATED

Grupo Simec, S.A.B. de C.V. ("Simec") announced today its final audited results of operations for the year ended December 31, 2007.

Acquisition of Corporacion Aceros DM, S.A. de C.V. On February 21, 2008, Simec executed an agreement to acquire 100% of the shares of Corporacion Aceros DM, S.A. de C.V. and certain of its affiliates ("Grupo San"). Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San's operations are based in San Luis Potosi, Mexico. Its plants and its 1,457 employees rely on cutting edge technology to produce 700 thousand tons of finished products annually.

With this acquisition, Simec and Industrias CH, S.A. de C.V. ("ICH") position themselves as the second largest producers of rebar and the largest steel producers in Mexico, with a production capacity of approximately 4.5 million tons of liquid steel and 3.8 million tons of finished products. With this strategic acquisition, Simec and ICH will achieve a more diversified product mix and sales mix, with 50% of sales in Mexico and 50% outside Mexico, both of which will allow them to better address the natural cycles of the steel industry at the domestic and global levels. Additionally, Simec and ICH have already identified significant synergies and economies of scale that will increase Simec's operating margins. Grupo San's central location in Mexico, where Simec and ICH are not currently present, also represents a strong competitive advantage since it provides several strategic benefits mainly related to distribution given its proximity to Mexico's main cities, sea ports, and borders. In addition, Grupo San has aggressive expansion plans in its corrugated rebar business, which ICH and Simec will support and promote to satisfy the growing demand for this product resulting from the Mexican Government's aggressive infrastructure plan.

Simec, the main subsidiary of ICH, will acquire 100% of the shares of Grupo San. The transaction is valued at 850 million U.S. dollars, 85% of which will be paid with cash generated by the company's operations and by the company's stock public offering, which took place in February 2007. This acquisition confirms the growth strategy that has characterized ICH, reaffirming its position as a consolidator in the steel sector.

This acquisition is subject to the approval of Mexico's federal competition commission, Comision Federal de Competencia, as well as Simec's shareholders' meeting. Grupo San's shareholders were advised by Lehman Brothers, Inc. and by the law office of Galicia y Robles, S.C. Simec was represented by the law office of Mijares, Angoitia, Cortes y Fuentes, S.C.

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

Net Sales

Net sales increased 3% to Ps. 24,106 million in 2007 compared to Ps. 23,515 million in 2006. Shipments of finished steel products increased 0.5% to 2,693 thousand tons in 2007 compared to 2,673 thousand tons in 2006. Total sales outside of Mexico in 2007 increased 7% to Ps. 17,031 million compared with Ps. 15,939 million in 2006, while total Mexican sales decreased 7% from 7,576 million in 2006 to Ps. 7,075 million in 2007. The increase in sales can be explained by higher shipments during 2007, compared with 2006 (14,000 tons increase). The increase in tons shipped originated mainly in the plant of Apizaco and compensated for the two unexpected stoppages in the rolling lines of the plants in Guadalajara and

Apizaco due during the periods July 5-8, July 10-13, and September 10-15, as a result of the shortage of natural gas due to the explosions on the property of Petroleos Mexicanos.

Direct Cost of Sales

Direct cost of sales increased 7% from Ps. 19,132 million in 2006 to Ps. 20,499 million in 2007. Direct cost of sales as a percentage of net sales represented 85% in 2007 compared to 81% in 2006. The increase in the Direct Cost of Sales is attributable mainly to an increase of 6% in real terms in the average cost of raw materials used to produce steel products in 2007 versus 2006, primarily as a result of increases in the price of scrap and certain other raw materials and an increase in the labor costs per ton sold, due to the three unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco due during the periods July 5-8, July 10-13, and September 10-15, as a result from the shortage in natural gas due to the explosions on the property of Petroleos Mexicanos.

Gross Profit

Gross profit in 2007 decreased 18% to Ps. 3,607 million compared to Ps. 4,383 million in 2006. Gross profit as a percentage of net sales in 2007 was 15% compared to 19% in 2006. The decline in gross profit is due to the increase in cost of goods sold due to the reasons previously mentioned.

Operating Expenses

Operating expenses increased 5% to Ps. 1,423 million in 2007 compared to Ps. 1,351 million in 2006 (depreciation and amortization increased Ps. 99 million in 2007 compared to 2006) but remained stable at 6% of net sales.

Operating Profit

Operating profit decreased 28% from Ps. 3,032 million in 2006 to Ps. 2,184 million in 2007. Operating profit as a percentage of net sales was 9% in 2007 compared to 13% in 2006. The decline in operating profit is due to the increase in cost of goods sold due to the reasons previously mentioned.

Comprehensive Financial Cost

Comprehensive financial cost in 2007 represented a gain of Ps. 40 million compared with a expense of Ps. 63 million in 2006. Net interest income was Ps. 273 million in 2007, compared with Ps. 47 million in 2006 due to larger cash balances during this year partly reflecting our recent capital increase in February 2007. At the same time we registered an exchange loss of Ps. 38 million in 2007 compared with an exchange loss of Ps. 37 million in 2006, reflecting a 0.1% decrease in the value of the peso versus the dollar in 2007 compared to 2006. Simec recorded a loss from monetary position of Ps. 195 million in 2007 compared to a loss from monetary position of Ps. 73 million in 2006, reflecting the domestic inflation rate of 3.6% in 2007 as compared to a 4% inflation rate in 2006.

Other Expenses (Income) net

The company recorded other income net of Ps. 21 million in 2007 compared to other income net for Ps. 39 million in 2006.

Income Tax

Income Tax recorded Ps. 620 million in 2007 compared to Ps. 609 million in 2006. In 2006, we amortized Ps. 364 million of our deferred credit which is non-taxable income. This does not affect the cash flow.

Net Profit

As a result of the foregoing, net profit decreased by 32% to Ps. 1,625 million in 2007 from Ps. 2,399 million in 2006.

Liquidity and Capital Resources

At December 31, 2007, Simec's total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at December 31, 2007 was U.S. $363,703 dollars). At December 31, 2006, Simec's total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at December 31, 2006 was U.S. $336,525 dollars).

Net resources provided by operations were Ps. 2,384 million in 2007 versus Ps. 2,434 million of net resources provided by operations in 2006. Net resources provided by financing activities were Ps. 2,292 million in 2007 (which amount includes the capital increase of Ps. 2,421 million in February 2007) versus Ps. 467 million of net resources used by financing activities in 2006. Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and liabilities) were Ps. 484 million in 2007 versus net resources provided by investing activities (to acquire property, plant and equipment, other non-current assets and liabilities and proceeds for insurance claim) of Ps. 13 million in 2006.

Comparative fourth quarter 2007 vs third quarter 2007

Net Sales

Net sales increased 2% from Ps. 5,737 million for the third quarter 2007 to Ps. 5,824 million for the third quarter 2007. Sales in tons of finished steel products increased 7% to 675 thousand tons in the fourth quarter 2007 compared with 635 thousand tons in the third quarter 2007. The total sales outside of Mexico for the fourth quarter 2007 increased 6% to Ps. 4,264 million compared with Ps. 4,038 million for the third quarter 2007. Total Mexican sales decreased from Ps. 1,699 million in the third quarter 2007 to Ps.1,560 millions in the fourth quarter 2007. Prices of finished products sold in the fourth quarter 2007 decreased approximately 4% in real terms compared to the third quarter 2007.

Direct Cost of Sales

Direct cost of sales increased 10% from Ps. 4,937 million in the third quarter 2007 to Ps. 5,436 million for the fourth quarter 2007. In the fourth quarter 2007, the direct cost of sales represented 93% of net sales compared to 86% for the third quarter 2007. The average cost of raw materials used to produce steel products increased 4% in real terms in the fourth quarter 2007 versus the third quarter 2007, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the fourth quarter 2007 decreased 52% to Ps. 388 million compared to Ps. 800 million in the third quarter 2007. Gross profit as a percentage of net sales for the fourth quarter 2007 was 7% compared with 14% for the third quarter 2007. The decline in gross profit is due to the increase in the average cost of raw materials to produce steel products due to the reasons previously mentioned.

Operating Expenses

Operating expenses were Ps. 352 million in the fourth quarter 2007 compared to Ps. 354 million for the third quarter 2007. As a percentage of sales, operating expense represented 6% during the fourth quarter of 2007 compared to 6% in the third quarter of 2007.

Operating Profit

Operating profit decreased 92% from Ps. 446 million in the third quarter 2007 to Ps. 36 million for the fourth quarter 2007. Operating profit as a percentage of net sales decreased to 1% in the fourth quarter 2007 from 8% in the third quarter 2007. This was due to an increase of 4% in the average cost of raw materials.

Comprehensive Financial Cost

Comprehensive financial cost for the fourth quarter 2007 represented an expense of Ps. 167 million compared with an income of Ps. 91 million for the third quarter 2007. Net interest income was Ps. 55 million in the fourth quarter 2007 compared with Ps. 93 million in the third quarter 2007, due to larger cash balances during this year partly reflecting our recent capital increase in February 2007. At the same time, we registered an exchange loss of Ps. 35 million in the fourth quarter 2007 compared with an exchange gain of Ps. 29 million in the third quarter 2007. Simec recorded a loss from monetary position of Ps. 187 million in the fourth quarter 2007 compared to a loss from monetary position of Ps. 31 million in the third quarter 2007.

Other Expenses (Income) net

The company recorded other income net of Ps. 24 million for the fourth quarter 2007 compared with other income net of Ps. 27 million for the third quarter 2007.

Income Tax

Income Tax for the fourth quarter 2007 decreased Ps. 119 million compared to a provision of Ps. 199 million for the third quarter 2007.

Net Profit

As a result of the foregoing, net profit decreased by 55% to Ps. 163 million in the fourth quarter 2007 from Ps. 365 million in the third quarter 2007.

Comparative fourth quarter 2007 vs. fourth quarter 2006

Net Sales

Net sales increased 19% from Ps. 4,898 million for the fourth quarter 2006 compared with Ps. 5,824 million for the same period 2007. Sales in tons of finished steel increased 9% to 675 thousand tons in the fourth quarter 2007 compared with 622 thousand tons in the same period 2006. The total sales outside of Mexico for the fourth quarter 2007 increased 52% to Ps. 4,264 million compared with Ps. 2,813 million for the same period 2006. Total Mexican sales decreased 25% to 1,560 million in the fourth quarter 2007 from Ps. 2,085 millions in the same period 2006. Prices of finished products sold in the fourth quarter 2007 increased approximately 10% in real terms compared to the fourth quarter 2006.

Direct Cost of Sales

Direct cost of sales increased 32% from Ps. 4,106 million in the fourth quarter 2006 to Ps. 5,436 million for the same period 2007. With respect to sales, in the fourth quarter 2007, the direct cost of sales represents 93% compared to 84% for the same period 2006. The average cost of raw materials used to produce steel products increased 22% in real terms in the fourth quarter 2007 versus the fourth quarter 2006, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the fourth quarter 2007 decreased 51% to Ps. 388 million compared to Ps. 792 million in the same period 2006. The gross profit as a percentage of net sales for the fourth quarter 2007 was 7% compared with 16% for the same period of 2006. The decline in gross profit is due to the increase in cost of goods sold due to the reasons previously mentioned.

Operating Expenses

Operating expenses increased 12% to Ps. 352 million in the fourth quarter 2007 compared to Ps. 315 million for the same period 2006, the depreciation and amortization in the fourth quarter 2007 was Ps. 170 million compared to Ps. 119 million in the same period of 2006. Operating expenses as a percentage of net sales represented 6% during the fourth quarter 2007 compared to 6% of the same period 2006.

Operating Profit

Operating profit decreased 92% from Ps. 477 million in the fourth quarter 2006 to Ps. 36 million for the same period 2007. The operating profit as a percentage of net sales in the fourth quarter 2007 was 1% compared to 10% in the same period 2006. The decline in operating profit is due to the increase in cost of goods sold due to the reasons previously mentioned.

Comprehensive Financial Cost

Comprehensive financial cost for the fourth quarter 2007 represented an expense of Ps. 167 million compared with an expense of Ps. 54 million for the fourth quarter 2006. Net interest income was Ps. 55 million in the fourth quarter 2007 compared with Ps. 17 million in the fourth quarter 2006, due to larger cash balances during 2007 partly reflecting our recent capital increase in February 2007. At the same time we registered an exchange loss of Ps. 35 million in the fourth quarter 2007 compared with an exchange loss of Ps. 20 million in the fourth quarter 2006 Simec recorded a loss from monetary position of Ps. 187 million in the fourth quarter 2007 compared to a loss from monetary position of Ps. 51 million in the fourth quarter 2006.

Other Expenses (Income) net

The company recorded other income net of Ps. 24 million for the fourth quarter 2007 compared with other income net of Ps. 11 million for the same period 2006.

Taxes and Profit Sharing

Taxes and profit sharing for the fourth quarter 2007 decreased to Ps. 119 million compared to Ps. 247 million for the same period 2006.

Net Profit

As a result of the foregoing, Simec recorded loss profit of Ps. 36 million in the fourth quarter 2007 compared to net profit of Ps. 187 million in the fourth quarter 2006.

                                  Year ended        Year ended       2007
                                 December 31,      December 31,       vs
    (Millions of pesos)               2007             2006          2006
    Sales                            24,106           23,515           3%
    Cost of Sales                    20,499           19,132           7%
    Gross Profit                      3,607            4,383         -18%
    Operating Expenses                1,423            1,351           5%
    Operating Profit                  2,184            3,032         -28%
    EBITDA                            2,733            3,481         -21%
    Net Profit                        1,625            2,399         -32%
    Sales outside Mexico             17,031           15,939           7%
    Sales in Mexico                   7,075            7,576          -7%
    Total sales (tons)                2,693            2,673           1%


                                                        4Q'07 vs 4Q'07 vs
    (Millions of pesos)   4Q'07      3Q'07      4Q'06     3Q'07    4Q'06
    Sales                 5,824      5,737      4,898       2%       19%
    Cost of Sales         5,436      4,937      4,106      10%       32%
    Gross Profit            388        800        792     -52%      -51%
    Operating Expenses      352        354        315      -1%       12%
    Operating Profit         36        446        477     -92%      -92%
    EBITDA                  206        571        596     -64%      -65%
    Net Profit              -36        365        187    -110%     -119%
    Sales outside Mexico  4,264      4,038      2,813       6%       52%
    Sales in Mexico       1,560      1,699      2,085      -8%      -25%
    Total sales (tons)      675        635        622       6%        9%

                                            Average                               Average
                  Thousands    Millions      price      Thousands    Millions      price
                   of tons     of pesos     per ton      of tons     of pesos     per ton
                 year ended   year ended  year ended   year ended   year ended   year ended
                   December    December    December      December    December     December
Product            31,2007      31,2007      31,2007     31,2006      31,2006      31,2006
SBQ                  1,946       18,419        9,465       1,941       18,050        9,300
Light Structural       276        2,162        7,834         266        1,894        7,122
Structural             216        1,752        8,112         204        1,632        7,998
Rebar                  250        1,703        6,810         260        1,909        7,343
Others                   5           70            -           2           30            -
otal                 2,693       24,106        8,951       2,673       23,515        8,797

                          Thousands       Millions      Average price
                           of tons        of pesos        per ton
       Product              4Q'07           4Q'07          4Q'07
    SBQ                       497           4,524          9,102
    Light Structural           59             457          7,754
    Structural                 45             357          7,930
    Rebar                      70             456          6,510
    Others                      4              30               0
    Total                     675           5,824          8,629

                          Thousands       Millions      Average price
                           of tons        of pesos        per ton
       Product              3Q'07           3Q'07          3Q'07
    SBQ                       467           4,438          9,504
    Light Structural           60             489          8,143
    Structural                 50             401          8,011
    Rebar                      58             388          6,694
    Others                      0              21              0
    Total                     635           5,737          9,035

                          Thousands       Millions      Average price
                           of tons        of pesos        per ton
       Product              4Q'06           4Q'06          4Q'06
    SBQ                       459           3,685          8,029
    Light Structural           51             371          7,270
    Structural                 52             434          8,339
    Rebar                      60             395          6,577
    Others                      0              13              0
    Total                     622           4,898          7,874

      Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:  SIMEC                                QUARTER: 4 YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

                            FINANCIAL STATEMENT NOTES

AUDITED                                                             CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are subsidiaries of Industrias CH, S.A.B. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. ("Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

o (degree) Compania Siderurgica de California, S.A. de C.V.
o (degree) Industrias del Acero y del Alambre, S.A. de C.V.
o (degree) Pacific Steel Inc.
o (degree) SimRep Corporation and PAV Republic and Subsidiaries

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments-- The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month's-end. The Company opted for the early adoption of Bulletin C-10 "Derivative Financial Instruments and Hedging"; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders' equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income
(loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of December 31, 2007 are as follows:

                                                               Years
                                                               -----
           Buildings......................................   15 to 50
           Machinery and equipment .......................   10 to 40
           Buildings and improvements (Republic)..........   10 to 25
           Land improvements (Republic)...................    5 to 25
           Machinery and equipment (Republic).............    5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

k. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

l. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the subsidiaries abroad, SimRep and subsidiaries, Pacific Steel and Undershaft Investment, were translated into pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations.

The subsidiary SimRep was considered as a foreign entity for translation purposes; therefore the financial statements as reported by the subsidiary abroad were adjusted to conform with Mexican GAAP, which includes the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10, applying inflation adjustment factors derived from the U.S. Consumer Price Index (CPI) published by the U.S. labor department, The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows:

-By applying the prevailing exchange rate at the consolidated balance sheet date for monetary and non-monetary assets and liabilities.

-By applying the prevailing exchange rate for stockholders' equity accounts, at the time capital contributions were made and earnings were generated.

-By applying the prevailing exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period.

-The related effect of translation is recorded in stockholders' equity under the caption Equity adjustments for non monetary assets.

-The resulting amounts were restated applying adjustment factors derived from the NCPI, in conformity with Mexican accounting Bulletin B-10.

The subsidiaries Pacific Steel and Undershaft Investment, were considered an "integral part of the operations" of the Company; and the financial statements of such subsidiaries were translated into Mexican pesos as follows:

By applying the prevailing exchange rate at the consolidated balance sheet date for monetary items. By applying the prevailing exchange rate at the time the non-monetary assets and capital are generated, and the weighted average exchange rate of the period for income statement items.

The related effect of translation is recorded in the statement of operations as part of the caption Comprehensive financing cost. The resulting amounts were restated applying adjustment factors derived from the Mexican NCPI, in conformity with Mexican accounting Bulletin B-10.

m. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at December 31, 2007 and at December 31, 2007, direct sales to two customers accounted for approximately 10% and 16.6% of the Republic's sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

n. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

o. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

p. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

q. Effect of restatement of stockholders' equity - The effect resulting from restating stockholders' equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:

At December 31, 2007 Simec's total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at December 31, 2007 was U.S. $363,703 dollars. At December 31, 2006, Simec's total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at December 31, 2006 was U.S. $336,525 dollars.

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 14,727 (U.S. $1,355,297) at December 31, 2007, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: IMEC                                   QUARTER: 4 YEAR:2007
GRUPO SIMEC, S.A.B. DE C.V.

                         RELATIONS OF SHARES INVESTMENTS

AUDITED                                                             CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------------
                   COMPANY NAME                               MAIN ACTIVITIES               NUMBER OF         OWNERSHIP
                                                                                              SHARES
-----------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------
Cia siderurgica de Guadalajara                         Production of steel products                                    99.99
-----------------------------------------------------------------------------------------------------------------------------
Simec International                                   Production and sales of steel                                    99.99
                                                      products
-----------------------------------------------------------------------------------------------------------------------------
Arrendadora Simec                                     Production and sales of steel                                   100.00
                                                      products
-----------------------------------------------------------------------------------------------------------------------------
Controladora Simec                                              Sub-Holding                                           100.00
-----------------------------------------------------------------------------------------------------------------------------
Pacific Steel                                                 Scrap purchase                                          100.00
-----------------------------------------------------------------------------------------------------------------------------
Cia. Siderurgica del Pacifico                                  Rent of land                                            99.99
-----------------------------------------------------------------------------------------------------------------------------
Coordinadora de Servicios Siderurgicos de Calidad         Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
Comercializadora Simec                                    Sales of steel products                                      99.99
-----------------------------------------------------------------------------------------------------------------------------
Industrias del Acero y del Alambre                        Sales of steel products                                      99.99
-----------------------------------------------------------------------------------------------------------------------------
Procesadora Mexicali                                          Scrap purchase                                           99.99
-----------------------------------------------------------------------------------------------------------------------------
Servicios Simec                                           Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
Sistemas de Transporte de Baja California                    Freight services                                         100.00
-----------------------------------------------------------------------------------------------------------------------------
Operadora de Metales                                      Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
Operadora de Servicios Siderurgicos de Tlaxcala           Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
Administradora de Servicios Siderurgicos de
Tlaxcala                                                  Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
Operadora de Servicios de la Industria Siderurgica        Administrative services                                     100.00
-----------------------------------------------------------------------------------------------------------------------------
SimRep                                                          Sub-Holding                                            50.22
-----------------------------------------------------------------------------------------------------------------------------
PAV Republic                                           Production and sales of steel                                   50.22
                                                                 products
-----------------------------------------------------------------------------------------------------------------------------
CSG Comercial                                             Sales of steel products                                      99.95
-----------------------------------------------------------------------------------------------------------------------------
Comercializadora de Aceros de Tlaxcala                    Sales of steel products                                      99.95
-----------------------------------------------------------------------------------------------------------------------------
Siderurgica de Baja California                            Sales of steel products                                      99.95
-----------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN SUBSIDIARIES
-----------------------------------------------------------------------------------------------------------------------------
ASSOCIATEDS
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                           0
-----------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN ASSOCIATEDS                                                                                            0
-----------------------------------------------------------------------------------------------------------------------------
OTHER PERMANENT INVESTMENTS                                                                                             0.00
-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                                      0
-----------------------------------------------------------------------------------------------------------------------------

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: IMEC                                   QUARTER: 4 YEAR:2007
GRUPO SIMEC, S.A.B. DE C.V.

                               CREDITS BREAK DOWN
                          (THOUSANDS OF MEXICAN PESOS)

AUDITED                                                             CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------------------
                Amortization   Rate of   Denominated in Pesos (Thousands of Pesos)    Denominated in Foreign Currency (Thousands of
                                                                                                       Pesos)
-----------------------------------------------------------------------------------------------------------------------------------
Credit Type /       Date      Interest
Institution                                          Time Interval                                  Time Interval
-----------------------------------------------------------------------------------------------------------------------------------
                                      Current  Until 1 Until  Until  Until  Until  Current   Until 1   Until  Until  Until  Until
                                                         2      3      4      5                          2      3      4      5
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Years                                           Years
                                        Year    Year   Years  Years  Years    or     Year      Year    Years  Years  Years    or
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             More                                            More
-----------------------------------------------------------------------------------------------------------------------------------
BANKS
-----------------------------------------------------------------------------------------------------------------------------------
With Warranty                                0       0      0      0      0      0        0          0      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                  0       0      0      0      0      0        0          0      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 LISTED IN THE
 STOCK EXCHANGE
-----------------------------------------------------------------------------------------------------------------------------------
 UNSECURED DEBT
-----------------------------------------------------------------------------------------------------------------------------------
Medium Term
Notes           15/12/1998       9.33        0       0      0      0      0      0        0      3,282      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK
EXCHANGE                                     0       0      0      0      0      0        0      3,282      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 SUPPLIERS
-----------------------------------------------------------------------------------------------------------------------------------
Various                                      0 261,280      0      0      0      0        0  1,842,955      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                              0 261,280      0      0      0      0        0  1,842,955      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
OTHER LOANS
WITH COST
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                        0       0      0      0      0      0        0          0      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES
WITHOUT COST
-----------------------------------------------------------------------------------------------------------------------------------
Various                                      0 177,936      0      0      0      0        0    502,120      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                        0 177,936      0      0      0      0        0    502,120      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                        0 439,216      0      0      0      0        0  2,348,357      0      0      0      0
-----------------------------------------------------------------------------------------------------------------------------------

NOTES: The exchange rate of the peso to the U.S. Dollar at December 31, 2007 was Ps. 10.8662

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: IMEC                                   QUARTER: 4 YEAR:2007
GRUPO SIMEC, S.A.B. DE C.V.

                       MONETARY FOREIGN CURRENCY POSITION
                          (Thousands of Mexican Pesos)

AUDITED                                                                                                       CONSOLIDATED
--------------------------------------------------------------------------------------------------------------------------
                                                    DOLLARS                       OTHER CURRENCIES               TOTAL
--------------------------------------------------------------------------------------------------------------------------
      FOREING CURRENCY POSITION          THOUSANDS OF     THOUSANDS OF     THOUSANDS OF     THOUSANDS OF      THOUSANDS OF
                                           DOLLARS           PESOS           DOLLARS            PESOS            PESOS
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                               758,115         8,237,831             0                0            8,237,831
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
LIABILITIES POSITION                       216,080         2,347,980            34              377            2,348,357
--------------------------------------------------------------------------------------------------------------------------
SHORT TERM LIABILITIES POSITION            216,080         2,347,980            34              377            2,348,357
--------------------------------------------------------------------------------------------------------------------------
LONG TERM LIABILITIES POSITION                   0                 0             0                0                    0
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
NET BALANCE                                542,035         5,889,851           (34)            (377)           5,889,474
--------------------------------------------------------------------------------------------------------------------------

NOTES

      THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT DECEMBER 31, 2007 WAS PS. 10.8662

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: IMEC                                   QUARTER: 4 YEAR:2007
GRUPO SIMEC, S.A.B. DE C.V.

                          RESULT FROM MONETARY POSITION
                          (Thousands of Mexican Pesos)

AUDITED                                                                                                              CONSOLIDATED
---------------------------------------------------------------------------------------------------------------------------------
                                 MONETARY            MONETARY        ASSET (LIABILITY)                           MONTHLY (PROFIT)
        MONTH                     ASSETS            LIABILITIES      MONETARY POSITION      MONTHLY INFLATION        AND LOSS
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
JANUARY                          3,373,099           2,186,629          (1,186,470)                0.52              (6,128)
---------------------------------------------------------------------------------------------------------------------------------
FEBRUARY                         3,663,966           1,510,290          (2,153,676)                0.28              (6,020)
---------------------------------------------------------------------------------------------------------------------------------
MARCH                            6,158,413           1,425,766          (4,732,647)                0.22             (10,243)
---------------------------------------------------------------------------------------------------------------------------------
APRIL                            6,425,075           2,204,991          (4,220,084)               (0.06)              2,520
---------------------------------------------------------------------------------------------------------------------------------
MAY                              6,574,516           2,249,298          (4,325,218)               (0.49)             21,100
---------------------------------------------------------------------------------------------------------------------------------
JUNE                             6,644,573           2,526,523          (4,118,050)                0.12              (4,945)
---------------------------------------------------------------------------------------------------------------------------------
JULY                             6,889,513           2,504,376          (4,385,138)                0.42             (18,626)
---------------------------------------------------------------------------------------------------------------------------------
AUGUST                           7,229,951           2,471,374          (4,758,577)                0.41             (19,387)
---------------------------------------------------------------------------------------------------------------------------------
SEPTEMBER                        7,449,185           2,522,922          (4,926,263)                0.78             (38,251)
---------------------------------------------------------------------------------------------------------------------------------
OCTOBER                          7,414,411           2,505,795          (4,908,616)                0.39             (19,128)
---------------------------------------------------------------------------------------------------------------------------------
NOVEMBER                         7,512,548           3,290,602          (4,221,946)                0.71             (29,785)
---------------------------------------------------------------------------------------------------------------------------------
DECEMBER                         7,850,262           3,104,608          (4,745,654)                0.41             (19,621)
---------------------------------------------------------------------------------------------------------------------------------
RESTATEMENT                                                                                                          (7,857)
---------------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION                                                                                                            0
---------------------------------------------------------------------------------------------------------------------------------
FOREIGN CORPOPATION                                                                                                  38,963
---------------------------------------------------------------------------------------------------------------------------------
OTHER                                                                                                               (77,523)
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                              (194,931)
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
OTHER CONCEPTS:
---------------------------------------------------------------------------------------------------------------------------------
CAPITALIZED RESULT FOR MONETARY POSITION                                                                                   0
---------------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:4 YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

                                DEBT INSTRUMENTS

AUDITED                                                             CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

                                MEDIUM TERM NOTES

      A) Current assets to current liabilities must be 1.0 times or more.

      B) Total liabilities to total assets do not be more than 0.60.

      C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

      This notes was offered in the international market.

                      ACTUAL SITUATION OF FINANCIAL LIMITED

      MEDIUM TERM NOTES

      A) Accomplished the actual situation is 5.05 times.

      B) Accomplished the actual situation is 0.24

      C) Accomplished the actual situation is 111.18

      As of December 31, 2007, the remaining balance of the MTNs not exchanged amounts to Ps. 3,282 ($302,000 dollars).

      C.P. Jose Flores Flores
      Chief Financial Officer

                   BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:4 YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

AUDITED                                                                                                  CONSOLIDATED
---------------------------------------------------------------------------------------------------------------------
                PLANT OR CENTER                    ECONOMIC ACTIVITY             PLANT CAPACITY    UTILIZATION (%)
---------------------------------------------------------------------------------------------------------------------
GUADALAJARA MINI MILL                    PRODUCTION AND SALES OF STEEL PRODUCTS        480              87.63
---------------------------------------------------------------------------------------------------------------------
MEXICALI MINI MILL                       PRODUCTION AND SALES OF STEEL PRODUCTS        250              80.88
---------------------------------------------------------------------------------------------------------------------
INDUSTRIAS DEL ACERO Y DEL ALAMBRE       SALE OF STEEL PRODUCTS                          0                 0
---------------------------------------------------------------------------------------------------------------------
APIZACO AND CHOLULA PLANTS               PRODUCTION AND SALES OF STEEL PRODUCTS        460              97.19
---------------------------------------------------------------------------------------------------------------------
CANTON CASTER FACILITY                   PRODUCTION OF BILLET                         1,380             52.70
---------------------------------------------------------------------------------------------------------------------
LORAIN CASTER FACILITY                   PRODUCTION OF BILLET                         1,150             85.60
---------------------------------------------------------------------------------------------------------------------
LORAIN HOT-ROLLING MILL                  PRODUCTION AND SALES OF STEEL PRODUCTS        840              76.70
---------------------------------------------------------------------------------------------------------------------
LACKAWANNA HOT-ROLLING MILL              PRODUCTION AND SALES OF STEEL PRODUCTS        600              82.60
---------------------------------------------------------------------------------------------------------------------
MASSILLON COLD-FINISH FACILITY           PRODUCTION AND SALES OF STEEL PRODUCTS        125              79.90
---------------------------------------------------------------------------------------------------------------------
GARY COLD-FINISH FACILITY                PRODUCTION AND SALES OF STEEL PRODUCTS        70               51.40
---------------------------------------------------------------------------------------------------------------------
ONTARIO COLD-FINISH FACILITY             PRODUCTION AND SALES OF STEEL PRODUCTS        60               59.40
---------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:4 YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

                               MAIN RAW MATERIALS

AUDITED                                                                                                      CONSOLIDATED
-------------------------------------------------------------------------------------------------------------------------
                                                                                     DOMESTIC       COST PRODUCTION (%)
      DOMESTIC        MAIN SUPPLIERS          FOREIGN          MAIN SUPPLIERS      SUBSTITUTION
-------------------------------------------------------------------------------------------------------------------------
PLANTS IN USA                              SCRAP               VARIOUS                  NO                 19.25
-------------------------------------------------------------------------------------------------------------------------
SCRAP                 VARIOUS              PLANTS IN MEXICO                             NO                 50.78
-------------------------------------------------------------------------------------------------------------------------
PLANTS IN USA                              COKE                VARIOUS                  NO                 11.82
-------------------------------------------------------------------------------------------------------------------------
PLANTS IN USA                              PELLETS             VARIOUS                  NO                  9.81
-------------------------------------------------------------------------------------------------------------------------
FERROALLOYS           VARIOUS              PLANTS IN MEXICO                             YES                 7.61
-------------------------------------------------------------------------------------------------------------------------
PLANTS IN USA                              FERROALLOYS         VARIOUS                  NO                 19.71
-------------------------------------------------------------------------------------------------------------------------
ELECTRODES            VARIOUS              PLANTS IN MEXICO    VARIOUS                  YES                 2.24
-------------------------------------------------------------------------------------------------------------------------
PLANTS IN USA                              ELECTRODES          VARIOUS                  NO                  1.33
-------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:4 YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                                                    CONSOLIDATED

                                                  DOMESTIC SELLS
AUDITED
-----------------------------------------------------------------------------------------------------------
                  MAIN PRODUCTS                      NET SALES                    MAIN DESTINATION
-----------------------------------------------------------------------------------------------------------
                                            VOLUME           AMOUNT         TRADEMARKS           COSTUMERS
-----------------------------------------------------------------------------------------------------------
STRUCTURAL PROFILES                           188          1,528,851
-----------------------------------------------------------------------------------------------------------
COMMERCIAL PROFILES                            81            618,226
-----------------------------------------------------------------------------------------------------------
REBAR                                         168          1,155,065
-----------------------------------------------------------------------------------------------------------
FLAT BAR                                      162          1,285,627
-----------------------------------------------------------------------------------------------------------
STEEL BARS                                    299          2,417,309
-----------------------------------------------------------------------------------------------------------
OTHER                                           2             57,797
-----------------------------------------------------------------------------------------------------------
BILLET                                          3             12,392
-----------------------------------------------------------------------------------------------------------
HOT-ROLLED BARS
-----------------------------------------------------------------------------------------------------------
COLD-FINISHED BARS
-----------------------------------------------------------------------------------------------------------
SEMI-FINISHED SEAMLESS TUBE ROUNDS
-----------------------------------------------------------------------------------------------------------
OTHER SEMI-FINISHED TRADE PRODUCTS
-----------------------------------------------------------------------------------------------------------
T O T A L                                                  7,075,267
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
FOREIGN SALES                                             17,030,827
-----------------------------------------------------------------------------------------------------------
TOTAL                                                     24,106,094
-----------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:4 YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                                                    CONSOLIDATED

                                                   FOREIGN SELLS
AUDITED
---------------------------------------------------------------------------------------------------------------
              MAIN PRODUCTS                         NET SELLS                                MAIN
---------------------------------------------------------------------------------------------------------------
                                           VOLUME             AMOUNT             TRADEMARKS           COSTUMERS
---------------------------------------------------------------------------------------------------------------
EXPORTS
---------------------------------------------------------------------------------------------------------------
STRUCTURAL PROFILES                           28             223,417
---------------------------------------------------------------------------------------------------------------
COMMERCIAL PROFILES                           26             199,355
---------------------------------------------------------------------------------------------------------------
REBAR                                         82             547,494
---------------------------------------------------------------------------------------------------------------
STEEL BARS                                    36             298,349
---------------------------------------------------------------------------------------------------------------
FLAT BAR                                       7              58,956
---------------------------------------------------------------------------------------------------------------
BILLET                                         0                   0
---------------------------------------------------------------------------------------------------------------
FOREIGN SUBSIDIARIES
---------------------------------------------------------------------------------------------------------------
HOT-ROLLED BARS                              920           9,577,814
---------------------------------------------------------------------------------------------------------------
COLD-FINISHED BARS                           149           2,101,196
---------------------------------------------------------------------------------------------------------------
SEMI-FINISHED SEAMLESS TUBE ROUNDS           216           1,642,198
---------------------------------------------------------------------------------------------------------------
OTHER SEMI-FINISHED TRADE PRODUCTS           326           2,382,048
---------------------------------------------------------------------------------------------------------------
T O T A L                                                 17,030,827
---------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:4 YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES

AUDITED
---------------------------------------------------------------------------------------------------------------------------
  SERIES    NOMINAL     VALID                            NUMBER OF SHARES                                CAPITAL STOCK
             VALUE      CUPON                                                                        (Thousands of Pesos)
---------------------------------------------------------------------------------------------------------------------------
                                 FIXED PORTION      VARIABLE                      FREE SUSCRIPTION
                                                     PORTION         MEXICAN                          FIXED       VARIABLE
--------------------------------------------------------------------------------------------------------------------------
    B                              90,850,050      383,771,561             0         474,621,611     441,786     1,866,175
--------------------------------------------------------------------------------------------------------------------------
  TOTAL                            90,850,050      383,771,561             0         474,621,611     441,786     1,866,175
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 474,621,611
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:4 YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

                            CONSTRUCTION IN PROGRESS

                                                                    CONSOLIDATED

AUDITED

THE PROJECTS IN PROGRESS AT DECEMBER 31, 2007, ARE:

           PROJECTS IN PROGRESS                  TOTAL INVESTMENT

PROJECTS IN REPUBLIC                                  86,521
PROJECTS IN MEXICALI                                  88,236
PROJECTS IN TLAXCALA                                   4,193
PROJECTS IN GUADALAJARA                               14,555

TOTAL INVESTMENT AT
DECEMBER 31, 2007                                    193,505
                                                     =======

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:4 YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

                      INFORMATION RELATED TO BULLETIN B-15
                         (FOREIGN CURRENCY TRANSLATION)

                                                                    CONSOLIDATED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations".

Pacific Steel and Undershaft investments are considered to be "integrated foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-     Monetary items at the exchange rate at the balance sheet date.

- Non-monetary items and stockholders' equity at the exchange rate prevailing at the date the transactions occurred.

-     Income and expense items at an appropriate average exchange rate.

- The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

- All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

SimRep and subsidiaries are considered to be "foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

- Monetary and non-monetary items at the exchange rate at the balance sheet date.

-     Income and expense items at the exchange rate at the balance sheet date.

- The resulting foreign currency translation differences are included in the stockholders' equity.

- All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                  QUARTER:4 YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

                DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE
                  FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FOURTH QUARTER REPORT.

       ING LUIS GARCIA LIMON                        C.P. JOSE FLORES FLORES
      CHIEF EXECUTIVE OFFICER                       CHIEF FINANCIAL OFFICER

                       GUADALAJARA, JAL, AT MAY 5 OF 2008.